UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-35289

Burcon NutraScience Corporation
(Translation of registrant's name into English)

1946 West Broadway Vancouver, British Columbia, Canada V6J 1Z2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Annual Information Form for the Year Ended March 31, 2022
99.2	Consolidated Financial Statements for the year ended March 31, 2022, 2021, and 2020
99.3	Management's Discussion and Analysis for the Year ended March 31, 2022
99.4	Form 52-109F1 Certification of Annual Filings Full Certificate - CEO
99.5	Form 52-109F1 Certification of Annual Filings Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURCON NUTRASCIENCE CORPORATION
(Registrant)

Date: June 27, 2022	By:	/s/ Jade Cheng
Jade Cheng
	Title:	Chief Financial Officer